Filed Pursuant to Rule 433
Registration No. 333-149887
August 2, 2010
PRICING TERM SHEET
Newell Rubbermaid Inc.
4.700% Notes due August 15, 2020

Issuer:	Newell Rubbermaid Inc.

Note Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Size:	$550,000,000

Denomination:	$2,000 x $1,000

Maturity Date:	August 15, 2020

Coupon:	4.700%

Interest Payment Dates:	February 15th and August 15th, commencing February 15, 2011

Day Count Convention	30/360

Price to Public:	99.960%

Benchmark Treasury:	UST 3.500% due May 15, 2020

Benchmark Treasury Yield:	2.955%

Spread to Benchmark Treasury:	T + 175 bps

Yield:	4.705%

Make-Whole Call:	T + 30 bps

Expected Settlement Date:	August 10, 2010

CUSIP:	651229 AK2

Joint Book-Running Managers:	Goldman, Sachs & Co., Barclays Capital Inc and Citigroup Global Markets Inc.

Co-Managers:	BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC and Mitsubishi UFJ Securities (USA), Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Barclays Capital Inc. at 1-888-603-5847 or Citigroup Global Markets Inc. at 1-800-831-9146.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.